For Immediate Release
May 16, 2012

Manulife Financial Corporation announces Preferred Share issue
TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 9 (“Series 9 Preferred Shares”). Manulife will issue 10 million Series 9 Preferred Shares priced at $25 per share to raise gross proceeds of $250 million. The offering will be underwritten by a syndicate of investment dealers co-led by Scotiabank, CIBC and RBC Capital Markets and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is May 24, 2012. Manulife intends to file a prospectus supplement to its September 3, 2010 base shelf prospectus in respect of this issue.
Holders of the Series 9 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 4.40% annually, as and when declared by the Board of Directors of Manulife, for the initial period ending September 19, 2017. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.86%.
Holders of Series 9 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 10 (“Series 10 Preferred Shares”), subject to certain conditions, on September 19, 2017 and on September 19 every five years thereafter. Holders of the Series 10 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.86%.
Manulife intends to use the net proceeds from the offering for investments in subsidiaries to partially fund the proposed redemption of Manulife Financial Capital Trust securities (“MaCS”) on June 30, 2012.
The Series 9 Preferred Shares and Series 10 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to the proposed redemption of the MaCS. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to general business and economic conditions. Additional information about material factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial
Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients with strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$512 billion (US$512 billion) as at March 31, 2012. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com

Media inquiries: Laurie Lupton 416 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler 416 926-5471 anthony_ostler@manulife.com